February 24, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Argan, Inc., File No. 001-31756
Form 10-K for the Fiscal Year Ended January 31, 2008
Definitive Proxy Statement on Schedule 14A filed May 14, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Dear Mr. Cash:
Set forth below is our response to your letter dated February 18, 2009 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended January 31, 2008; definitive proxy statement on Schedule 14A filed on May 14, 2008; and Form 10-Q for the fiscal quarter ended October 31, 2008 of Argan, Inc. (the “Company”). All responses correspond to the sequential numbering of the comments and headings used in the Comment Letter issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s response to the Comment Letter is as follows:
Form 10-K for the Fiscal Year Ended January 31, 2008
Item 7. Management’s Discussion and Analysis, page 24
Earnings before Interest, Taxes, Depreciation and Amortization, page 33
1.	We appreciate your response to prior comment 2; however, it appears that your intention to present “Adjusted EBITDA” may violate Item 10(e)(ii)(B) of Regulation S-K since your proposed disclosure would adjust EBITDA for asset impairment losses which have occurred within the prior two fiscal years. Additionally, Question 8 of the SEC’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” notes that it may be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. In this regard, we note that asset impairment losses have reoccurred during the nine-month period ended October 31, 2008. Please advise or revise your future filings accordingly.

Response

In future filings and pursuant to your comment, we will present the determination of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) in tabular form without adjustment for asset impairment losses. We will no longer make a presentation of Adjusted EBITDA.
If you have any further comments or questions regarding our response, please do not hesitate to contact me by phone at (301) 315-0027 or by fax at (301) 315-0064.
Sincerely,
/s/ Arthur F. Trudel
Arthur F. Trudel
Senior Vice President, Chief Financial Officer